Confidential Binding Term Sheet
Liberty Media Corporation/IDT Corporation
May 15, 2006

This Term Sheet sets forth the principal terms with respect to the purchase (the “Transaction”) by Liberty Media Corporation, through one or more subsidiaries (collectively, and including any successor resulting from a corporate reorganization, “Liberty”), from IDT Corporation (“IDT”) of all of the outstanding equity interests of IDT Media, Inc., or any successor entity contemplated by the Restructuring (as defined below) (“IDT Media”) not currently owned by Liberty. This Term Sheet sets forth a binding obligation of the parties to effect the Transaction, subject to the conditions set forth herein, and shall serve as the basis for more detailed documentation to be prepared. The parties intend to proceed as expeditiously as reasonably possible to negotiate in good faith and execute long-form documents more fully expressing the terms of the Transaction to supersede this binding Term Sheet.

Structure of Transaction; Consideration:
Liberty will acquire from IDT all outstanding equity interests of IDT Media not currently owned by Liberty (the “IDT Media Equity Interests”) in exchange for consideration consisting of (a) 17,237,568 shares of Class B common stock of IDT and 7,500 shares of common stock of IDT Telecom, Inc. owned by Liberty (in each case subject to appropriate adjustment for stock dividends, splits, combinations, recapitalizations and any other similar transactions that may occur between the date of this Term Sheet and the consummation of the proposed transaction (the “Closing” and the date on which the Closing occurs, the “Closing Date”)), (b) all of the shares of IDT Media Ventures, Inc. and IDT Investments, Inc. received by Liberty as an equity distribution from IDT Media as subsequently provided in this Term Sheet, (c) $186 million in cash (subject to adjustment as described below under “Adjustment of Additional Cash Consideration”) to be paid by Liberty to IDT (the “Additional Cash Consideration”) and (d) the payment of the Contingent Amount, if any, in the manner described under “Contingent Purchase Price” below. This transaction will be treated as a taxable purchase of the IDT Media Equity Interests by Liberty using cash and the redemption of IDT, IDT Telecom, IDT Media Ventures and IDT Investments shares held by Liberty as of the Closing.  Prior to the Closing, IDT will cause IDT Media and its U.S. subsidiaries to effect the restructuring steps (the “Restructuring”) set forth in the side letter executed by IDT and Liberty on the date hereof. On the Closing Date, cash and cash equivalents in an amount equal to $74,163,000 (as adjusted as described under “Conduct of Business Pending Closing” below, the “Cash Repayment Amount”) will be used to repay intercompany debt of IDTE and its subsidiaries to IDT and the balance of any such intercompany debt will be contributed to the capital of IDTE by IDT.

Ownership of IDTE:
On the Closing Date, IDT Media will own all of the outstanding equity interests of IDT Entertainment, Inc. or any successor entity resulting from the Restructuring (“IDTE”) and will own no other assets and have no liabilities other than those that would be properly included on the consolidated balance sheet of IDTE and its subsidiaries prepared in accordance with generally accepted accounting principles in the U.S., as consistently applied in accordance with the past practices of IDT Media (“GAAP”). As of the Closing Date, there will not be outstanding any obligations with respect to any restricted shares, options to acquire shares and similar equity-based awards (including “phantom” equity) granted to employees or otherwise or plans to grant any of the foregoing of IDT Media or any of its subsidiaries other than Mainframe Entertainment, Inc. (“Mainframe”). Following the Closing Date, further funding requirements of IDT Media and its subsidiaries will be funded by indebtedness from third parties or from Liberty or its subsidiaries.

Adjustment of Additional Cash Consideration:
The amount of Additional Cash Consideration will be subject to increase or decrease, as the case may be, to reflect (a) that on the Closing Date, and giving effect to the repayment to IDT of intercompany indebtedness referenced in “Structure of the Transaction; Consideration” above, IDT Media and its subsidiaries will have no long-term liabilities that would be required to be reflected on a balance sheet of IDT Media and its subsidiaries prepared in accordance with GAAP, other than the debt for borrowed money and obligations under capital leases of IDT Media and its subsidiaries (including the current portion of such obligations) in an amount equal to $91,904,000 principal outstanding under: (i) the Credit, Security, Guaranty and Pledge Agreement dated as of April 22, 2005, among Anchor Bay Entertainment, Inc., as Borrower, the guarantors referred to therein, IDTE, the lenders referred to therein and JPMorgan Chase Bank, National Association, as Administrative Agent; (ii) the Credit, Security, Guaranty and Pledge Agreement dated as of December 1, 2005, among IDTE Animation Slate, LLC, as Borrower, the guarantors referred to therein, IDTE, the lenders referred to therein and JPMorgan Chase Bank, National Association, as Administrative Agent; (iii) the Master Lease Agreement dated March 1, 2006, between AT&T Capital Services, as Lessor, and IDTE, as Lessee; (iv) debt of Mainframe pursuant to its existing debenture and bank credit facility as disclosed by IDT to Liberty; and (v) such other credit facilities of IDTE and its subsidiaries approved by Liberty, and (b) that IDT Media and its subsidiaries will have Working Capital (as defined below) on the Closing Date in an amount equal to $55,838,000 (the “Purchase Price Adjustments”).

For purposes hereof, “Working Capital” will mean the difference between (i) total current assets of IDT Media and its subsidiaries less (ii) total current liabilities (not including the current portion of debt and capital lease obligations) of IDT Media and its subsidiaries, each as computed in accordance with GAAP, and subject to appropriate adjustments, including that all pre-Closing tax liabilities are for the account of IDT.  On or prior to ten business days before the Closing Date, IDT will deliver to Liberty an estimate of the Purchase Price Adjustments, and the amount of the Additional Cash Consideration paid on the Closing Date will be based upon that estimate of the Purchase Price Adjustments, absent manifest error. On or before the 90th calendar day following the Closing Date, Liberty will deliver to IDT its calculation of the actual Purchase Price Adjustments based upon the books and records of IDT Media and its subsidiaries (the “Post Closing Calculation”). If IDT does not object in writing to the Post Closing Calculation within ten business days, Liberty or IDT, as applicable, will remit the appropriate amount to the other to true up the amount of Additional Cash Consideration to the Post Closing Calculation within five business days. If IDT in good faith disputes the Post Closing Calculation, Liberty or IDT, as applicable, will remit the appropriate amount to the other that is not in dispute to true up the amount of Additional Cash Consideration to the Post Closing Calculation within five business days, and Liberty and IDT will discuss in good faith those matters in the Post Closing Calculation that are in dispute. If Liberty and IDT cannot agree within 30 calendar days on the resolution of such matters in dispute, such matters will be submitted for resolution by a major international accounting firm jointly selected by Liberty and IDT and that has not provided material services to Liberty, IDT or their respective subsidiaries in the past three years. The fees and expenses of such accounting firm shall be borne half by Liberty and half by IDT. Such accounting firm shall deliver its calculation of the Purchase Price Adjustments in accordance with the purchase agreement within 30 calendar days, which determination shall be binding upon the parties, absent manifest error.

Contingent Purchase Price:
As additional consideration for the IDT Media Equity Interests, on the Closing Date IDT will be granted the right to receive a one-time payment in cash, Marketable Securities (as defined below) or a combination thereof, at Liberty’s option, in an amount (the “Contingent Amount”) equal to 25% of the excess, if any, of the Net Equity Value (as defined below) of IDT Media as of the Exercise Date (as defined below) over the Base Equity Value (as defined below).

Promptly following the delivery of an Exercise Notice (as defined below in the definition of “Exercise Date”), IDT and Liberty will meet to determine the Net Equity Value of IDT Media as of the Exercise Date. If IDT and Liberty cannot agree on such Net Equity Value within 30 calendar days following the delivery of an Exercise Notice, either IDT or Liberty may demand that the Net Equity Value be determined by an appraisal process. Within 15 business days following a demand by either party for appraisal, each of IDT and Liberty will appoint one appraiser, each of whom will be an investment banking firm or other appraiser with experience in valuing companies with businesses such as those conducted by IDT Media and its subsidiaries (an “Appraiser”). Those Appraisers will each make a determination of the Net Equity Value of IDT Media within 45 business days. If the determination of such Net Equity Value in the higher of such appraisals is equal to or less than 110% of the lower of such appraisals, the Net Equity Value of IDT Media will be deemed to be equal to the arithmetic average of such two appraisals. If the higher of such appraisals is greater than 110% of the lower of such appraisals, those two Appraisers will jointly designate a third Appraiser, who will make a determination of the Net Equity Value of IDT Media within 30 business days. The Net Equity Value of IDT Media will be deemed to be equal to the arithmetic average of the two appraisals of the three that are closest to each other or, if the appraisals are equidistant, the arithmetic average of all three appraisals. The determination of the Net Equity Value of IDT Media pursuant to this appraisal process will be binding on the parties for all purposes, absent manifest error. Each party will pay the fees and expenses of the Appraiser appointed by it. If a third Appraiser is appointed, each of IDT and Liberty will pay one-half of the fees and expenses of such third Appraiser. Payment of the Contingent Amount will be made to IDT within 30 business days of the final determination of the Net Equity Value of IDT Media (subject to reasonable extension for obtaining necessary governmental consents).

“Net Equity Value” means the price at which a willing buyer would buy and a willing seller would sell all of the equity in IDT Media in an arm’s-length transaction as of the Exercise Date. In the case of a sale of all of the equity or assets of IDT Media to a bona fide third party, the Net Equity Value shall be deemed for all purposes of this Term Sheet and the definitive agreements to be equal to the purchase price paid by such third party for the equity or assets of IDT Media.

“Base Equity Value” means $425 million.

“Exercise Date” means the earlier of (a) the date of delivery by IDT at any time from and after the Closing Date to the fifth anniversary of the Closing Date of written notice (the “Exercise Notice”) of its intention to exercise this right or (b) the date of the consummation of the sale of all but not less than all of the equity or all or substantially all of the assets of IDT Media to a bona fide third party, if such consummation occurs subsequent to December 31, 2008. IDT shall not be entitled to deliver an Exercise Notice after the entry into a binding agreement for the sale of all of the equity or all or substantially all of the assets of  IDT Media and before the earlier of the termination or consummation of the contemplated sale.

“Marketable Securities” means shares of one or more classes or series of common stock of Liberty that are traded on a US securities exchange or inter-dealer quotation system and that have an unaffiliated public float of $3,000,000,000. Any Marketable Securities delivered will be deemed to have a value equal to the volume weighted average price of such Marketable Securities on the principal US securities exchange or inter-dealer quotation system on which such Marketable Securities trade for the twenty (20) trading days ended on the third trading day prior to the delivery of such Marketable Securities.  If Liberty elects to pay all or a part of the Contingent Amount in Marketable Securities, such Marketable Securities will be freely tradable by IDT upon receipt and Liberty will use reasonable efforts to maintain the effectiveness of the associated registration statement for a period of one year following the delivery of such Marketable Securities or until the sale of all such Marketable Securities delivered, whichever is earlier. Liberty and IDT will agree to customary representations, warranties and covenants in connection with the registration of Marketable Securities.

The parties will discuss in good faith structures designed to minimize their respective tax liabilities resulting from the payment of the Contingent Amount, but neither party shall be obligated to restructure such payment in any manner unless it has agreed to such a restructuring in its sole discretion.

Financial Statements:
Attached hereto as Exhibit A are copies of (a) the unaudited consolidated balance sheet of IDTE and its subsidiaries as of July 31, 2005, and the related unaudited consolidated statements of income, shareholder equity and cash flows for the twelve months ended July 31, 2005, (b) the audited consolidated balance sheet of the Credit Group (as defined below) as of July 31, 2005, and the related audited consolidated statements of income, retained earnings and cash flows for the twelve months ended July 31, 2005 (including the notes thereto and other financial information contained therein), certified in each case by Ernst & Young, the independent certified public accountants for IDTE and its subsidiaries (the “Credit Group Financial Statements”), (c) the unaudited balance sheet of IDTE and its subsidiaries as of January 31, 2006 and the related unaudited statements of income, retained earnings and cash flows for IDTE and its subsidiaries for the period from August 1, 2005, through January 31, 2006 and (d) the unaudited balance sheet of IDTE and its subsidiaries as of March 31, 2006 (the “Interim Balance Sheet Date”) and the related statements of income and retained earnings for IDTE and its subsidiaries for the period from August 1, 2005 to the Interim Balance Sheet Date ((c) and (d) the “Interim Financial Statements”) in each case prepared by or on behalf of IDT Media (such audited and unaudited financial statements, collectively, the “Financial Statements”). The term “Credit Group” means the following subsidiaries of IDTE: (i) Anchor Bay Entertainment, Inc.; (ii) Manga Entertainment Limited; and (iii) IDT Entertainment Productions, Inc. (and the other entities identified in note 1 to the Credit Group Financial Statements). The Financial Statements (A) conform to the books and records of IDTE and its subsidiaries in all material respects,

 (B) fairly present in all material respects the financial position of IDTE and its subsidiaries as of the dates indicated and the results of operations, retained earnings and (as applicable) cash flows for the respective periods indicated, and (C) were prepared in accordance with GAAP; provided that the Interim Balance Sheet and other Interim Financial Statements are subject to normal, recurring year-end audit adjustments (none of which are material, individually or in the aggregate, to the knowledge of IDT) and may not include all footnote disclosure required by GAAP. Except as and to the extent reflected or reserved against in the Interim Balance Sheet, IDTE and its subsidiaries did not as of the Interim Balance Sheet Date have any material liability or obligation of any kind, whether accrued, absolute, contingent, unliquidated or otherwise and whether due or to become due (including any liability for breach of contract, breach of warranty, torts, infringements, claims or lawsuits) required under GAAP to be reflected on the Interim Balance Sheets. For purposes of the preceding sentence, liabilities or obligations will be deemed material if the aggregate amount thereof exceeds $5.0 million. Since the Interim Balance Sheet Date, IDTE and its subsidiaries have not incurred any liability or obligation of any kind, in excess of an aggregate of $500,000, whether accrued, absolute, contingent, unliquidated or otherwise and whether due or to become due (including any liability for breach of contract, breach of warranty, torts, infringements, claims or lawsuits), other than as provided in the Interim Operating Plan (as defined below) or as expressly contemplated by this Term Sheet, and there has not been any event, occurrence, development or state of circumstances or facts that has had or could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), operations, assets, liabilities or results of operations of IDTE and its subsidiaries, taken as a whole (a “Material Adverse Effect”).

Before the Closing Date, IDT will cause IDTE to promptly generate for each calendar month ending at least 30 days prior to the Closing Date an unaudited balance sheet of IDTE and its subsidiaries as of the last day of each such month and the related unaudited statements of income, retained earnings and cash flows for IDTE and its subsidiaries for the monthly periods then ended and provide such financial statements to Liberty. Liberty shall have reasonable access rights during normal business hours to the books, records and personnel of IDTE and its subsidiaries to confirm the accuracy of the financial statements provided to Liberty.

Accuracy of Information:
IDT has provided, and is continuing to provide, certain information regarding IDT Media, its subsidiaries and their respective businesses that is materially sufficient in order for Liberty to evaluate the appropriateness of the Transaction. No such information provided by IDT contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. In the event of IDT’s breach of this section, Liberty will be entitled to terminate this Term Sheet without any obligation or liability of any of the parties, other than the payment by IDT of Liberty’s reasonable out-of-pocket expenses up to an aggregate of $375,000.

Conduct of Business Pending Closing:
IDT (i) represents and warrants that from and after the Interim Balance Sheet Date it has operated, and caused IDT Media and its subsidiaries to operate, the business of IDT Media and its subsidiaries, and (ii) covenants and agrees that, absent Liberty’s prior written consent to the contrary (which consent, in the case of clauses (i) through (t) or (u) (only insofar as such clause (u) relates to any matter contemplated by clauses (i) through (t)) below, will not be unreasonably withheld or delayed, and in the case of all other clauses, may be granted or withheld in Liberty’s sole discretion) from and after the date hereof to the Closing Date it will operate, and cause IDT Media and its subsidiaries to operate, the business of IDT Media and its subsidiaries (including in each case without limitation the imposition of any liability or obligation of any kind, whether accrued, absolute, contingent, unliquidated or otherwise and whether due or to become due (including any liability for breach of contract, breach of warranty, torts, infringements, claims or lawsuits) or the disposition of any asset), in a manner consistent with the ordinary course of business consistent with past practices and in accordance with, and making the disbursements contemplated by, the interim operating plan of IDT Media attached hereto as Exhibit C (the “Interim Operating Plan”), and it has not and will not, and has caused and will cause IDT Media and its subsidiaries not to, do any of the following (except as otherwise contemplated by the Interim Operating Plan or this Term Sheet):

(a)	make any changes to the charter, bylaws or similar governing documents of IDT Media or any of its subsidiaries;

(b)	issue or sell any equity interest in, or rights to acquire or based upon the value of equity interests in, IDT Media or any of its subsidiaries (“IDT Media Equity Interests”);

(c)	redeem, repurchase or otherwise reacquire any IDT Media Equity Interests;

(d)
enter into or modify any agreement or other arrangement between IDT Media and any of its subsidiaries, on the one hand, and IDT and any of its subsidiaries (other than IDT Media and its subsidiaries), on the other;

(e)	adopt or authorize any plans providing for the issuance of IDT Media Equity Interests;

(f)	make any other changes to the capital structure of IDT Media or its subsidiaries;

(g)	make any filing under bankruptcy or insolvency laws, or permit any filing made under such laws by a third party to remain unopposed for longer than sixty (60) days;

(h)
enter into or amend any arrangement restricting the ability of IDT Media or its subsidiaries (or purporting to restrict the ability of any equity holder of IDT Media) from conducting business in any manner or in any geographic area except for geographic restrictions on VHS, DVD or theatrical distribution in the ordinary course of business consistent with IDTE’s past practices;

(i)
commence or settle any legal action, arbitration or similar proceeding that will or could require the payment in excess of $200,000 or, in the case of the settlement of such an action, any continuing material liability on the part of IDT Media or its subsidiaries;

(j)	enter into or amend any contracts or other agreements providing for the payment or receipt of consideration in excess of $300,000 other than contracts contemplated by the Interim Operating Plan;

(k)
terminate the employment of any of Steve Brown, Morris Berger, Sam Abraham, Janet Healy, John Hyde, Jerry Davis, Neil Braun, Nick Foster or Chris McGurk (each, individually, a “Key Person” and collectively, the “Key Persons”) or take, or fail to take, any action that would permit a Key Person to terminate his or her employment for “good reason” as specified in any agreement relating to such Key Person’s employment;

(l)	enter into or modify any employment agreement;

(m)
enter into or modify any lease of real property, terminate any lease of real property or extend the term or otherwise amend or modify any lease of real property, in each case where such lease would be for a term continuing for more than one year after consummation of the transactions contemplated by this Term Sheet or would involve gross lease payments in excess of $200,000 annually or $500,000 in the aggregate;

(n)
secure any outstanding unsecured debt, provide any additional security for any outstanding secured debt or grant or suffer to exist any lien on any property (other than warehouse and materialmen’s liens and similar statutory liens);

(o)	pay or satisfy any claims except as expressly contemplated by the Interim Operating Plan;

(p)	cancel any debts or waive any tangible or intangible claims or rights except as expressly contemplated by the Interim Operating Plan;

(q)
incur, assume or become obligated with respect to any item of debt or other long-term liability except as expressly contemplated by the Interim Operating Plan (and any of which debts will be subject to the Purchase Price Adjustments described above);

(r)	accelerate or prepay any outstanding indebtedness;

(s)
make any advance or loan to employees, directors or officers other than customary and reasonable reimbursement of business expenses in a manner consistent with past practices or forgive any such loan previously made;

(t)	make any material change to tax or accounting practices or enter into any material agreement or settlement with any taxing authority; or

(u)	enter into any contract or arrangement to do any of the foregoing.

The Cash Repayment Amount will be reduced in an amount equal to $15,475,000, which amount is to be used to fund the cash shortfall of IDT Media and its subsidiaries from April 1, 2006 to June 30, 2006 in accordance with the Interim Operating Plan.

On the 150th calendar day following the widespread theatrical release of “Everyone’s Hero” (such release date, the “E.H. Release Date”), Liberty will cause IDT Media to pay IDT an amount of cash equal to the lesser of (a) $15,475,000 and (b) 75% of the amount of gross domestic box office receipts from the initial theatrical release in the U.S. and Canada of Everyone’s Hero during the first 120 days after the E.H. Release Date (as reported in Variety, or if not so reported in Variety, as reported in a comparable publication selected by Liberty) in excess of $45 million.

IDT will cause IDTE to satisfy IDTE’s obligation to invest in content acquisitions and co-productions by the earlier of June 10, 2006 or the consummation of the transactions contemplated by this Term Sheet in accordance with the terms of the Stock Purchase Agreement pursuant to which IDTE acquired shares of Manga Entertainment Limited

Notwithstanding the foregoing, prior to the Closing Date, IDT Media will distribute all of the stock of IDT Media Ventures, Inc. and IDT Investments, Inc. to its shareholders as an equity distribution, or in another manner reasonably acceptable to Liberty having the same economic effect.

Provisions Relating to Closing Subsequent to June 30, 2006
On or before June 10, 2006, IDT will prepare and deliver to Liberty a draft supplemental interim operating plan for IDT Media for the period from July 1, 2006 to July 31, 2006 prepared in a manner consistent with the Interim Operating Plan and with the five year business plan for IDT Media previously provided by IDT to Liberty. Liberty and IDT will use good faith efforts to agree on the terms of a definitive supplemental interim operating plan for such period (the “Supplemental Interim Operating Plan”) on or before June 20, 2006. If IDT and Liberty agree upon the terms of such Supplemental Interim Operating Plan, and if the Closing does not occur on or before June 30, 2006 but does occur on or before the Outside Date, then (a) the Purchase Price Adjustments will be calculated as if the Closing Date were June 30, 2006 and (b) the parties will make further adjustments to the Additional Cash Consideration to reflect that Liberty will be responsible for any operating cash shortfall (defined as cash expenditures less cash receipts) of IDT Media and its subsidiaries during the period from and including July 1, 2006 to and including the Closing Date, however funded, as a result of the operation of IDT Media and its subsidiaries (a “Supplemental Period Cash Shortfall Amount”) if such operations are conducted in a manner consistent with the Supplemental Interim Operating Plan. If IDT does not deliver a draft supplemental interim operating plan for IDT Media on or before June 10, 2006 or if IDT and Liberty do not agree on the terms of the Supplemental Interim Operating Plan, and if the Closing does not occur on or before June 30, 2006 but does occur on or before the Outside Date, then (x) the Purchase Price Adjustments will be calculated as if the Closing Date were June 30, 2006 and (y) the parties will make further adjustments to the Additional Cash Consideration to reflect that Liberty will be responsible for 75% of any Supplemental Period Cash Shortfall Amount and IDT will be responsible for 25% of any Supplemental Period Cash Shortfall Amount. If the failure to consummate the Transaction prior to June 30, 2006 is the result of the breach of this Term Sheet or the definitive documents by Liberty, Liberty will be responsible for 100% of any Supplemental Period Cash Shortfall Amount. Any such amounts will be treated as further adjustments to the Additional Cash Consideration or as repayment of intercompany debt to IDT.

Conditions:	The obligations of each of the parties to effect the Transaction will be conditioned on:

•	the absence of any injunctions or other legal prohibitions on the consummation of the Transaction; and

•	the receipt of required material governmental and third-party approvals.

The obligations of Liberty to effect the Transaction will be conditioned on:

•
the accuracy of IDT’s representations and warranties and the compliance with IDT’s covenants under the agreement, except to the extent such inaccuracies and such noncompliance have not had and are not reasonably likely to have a Material Adverse Effect or a material adverse effect on the ability to consummate the Transaction;

•
IDTE or an appropriate subsidiary shall have entered into employment agreements with Steve Brown, Morris Berger and Sam Abraham, in each case on terms substantially similar to those proposed by Liberty to IDT;

•
If requested by Liberty on or prior to the earlier of the Closing or July 31, 2006, IDTE shall have exercised its option to extend the existing employment agreement between IDTE and Nick Foster in accordance with the terms of such existing employment agreement;

•
Required waivers shall have been obtained from the lenders under the existing credit facilities with respect to the transactions contemplated by this Term Sheet in form and substance reasonably acceptable to Liberty;

•
The obligation of IDTE to invest an aggregate of $6,519,000 in content acquisitions and co-productions by June 10, 2006, in accordance with the terms of the Stock Purchase Agreement pursuant to which IDTE acquired the shares of Manga Entertainment Limited shall have been satisfied;

•
The loan agreement between IDT Netherlands, B.V., Puerto Rico Branch (“IDT Netherlands”) and Mainframe and the convertible note issued by Mainframe pursuant thereto shall have been cancelled or assigned by IDT Netherlands to a wholly owned subsidiary of IDTE organized outside of the United States for no consideration (or such loan agreement has been treated in another manner reasonably acceptable to Liberty having the same economic effect);

•
the absence of any Material Adverse Effect since the date of this Term Sheet, other than any Material Adverse Effect affecting either the industry of developing, producing or distributing CG animated feature films or live-action motion pictures for theatrical distribution or the industry of distributing content by VHS, DVD or other home video, in each case as a whole industry and in a manner not affecting IDT Media and its subsidiaries disproportionately from other enterprises in such industry.

STARZ/IDTE Agreement:
On or prior to the Closing Date, Starz and IDTE will enter into an agreement having the terms substantially similar to those set forth in Exhibit B and other terms that are customary and reasonable for agreements of this type.

Definitive Agreements:
The definitive agreements will be drafted by counsel for Liberty and reasonably acceptable to IDT. The definitive agreements will contain other customary representations and warranties (subject to customary qualifications, limitations and scheduled exceptions (which exceptions will not be materially inconsistent with the materials reviewed by Liberty prior to the date of this Term Sheet), covenants, closing conditions and indemnities. In particular, the definitive documents will contain representations and warranties regarding the following matters:

•	organization and qualification to do business

•	authorization and validity of the definitive agreements

•	capitalization

•	accuracy in all material respects of financial statements and the absence of undisclosed material liabilities of IDT Media and its subsidiaries

•	approvals and notices

•	conflicts with material instruments binding IDT Media and its subsidiaries

•	subsidiaries, affiliates and investment securities of IDT Media

•	absence of certain material changes or events since the Interim Balance Sheet Date

•	real and personal property

•	legal proceedings

•	material licenses and regulatory requirements, and compliance in all material respects with law

•
tax matters (including an agreement to hire an appraiser to allocate the total purchase price, pursuant to Section 1060 of the Internal Revenue Code (the “Code”), among the assets and liabilities acquired with the costs of such appraisal to be paid one-half by each of Liberty and IDT) including any tax sharing agreements, which tax representations will be similar to representations made in a transaction involving a sale of stock

•	employee matters

•	intellectual property

•	material agreements

•	affiliate transactions

•	insurance

The indemnification provided to Liberty for breaches of the foregoing representations will be without reference to concepts of materiality contained therein and will be subject to an aggregate tipping basket equal to $3.5 million. The total liability of IDT for such breaches of the foregoing representations shall be limited to an aggregate of $100 million. The obligation to indemnify for breaches of representations and warranties will be limited to claims made on or before the 18-month anniversary of the Closing Date, except for representations and warranties related to tax matters, which will survive until the expiration of the applicable statutes of limitations.

In addition, IDT will defend, indemnify and hold harmless Liberty and its subsidiaries (including IDT Media, IDTE and their respective subsidiaries) and affiliates from, against and in respect of any and all claims arising from, or otherwise related to, any payments by IDT Media or its subsidiaries prior to the Closing or arising out of, as a result of or related to the transactions contemplated by the Term Sheet that would not be deductible under Section 280G of the Code.

Transition Services
IDT and its affiliates will provide (or arrange with third parties to provide) such transition services to IDT Media and its subsidiaries as the parties may mutually agree, such services to be furnished on a reasonably allocated actual cost basis (and payable monthly) and may be terminated upon at least 60 days’ prior written notice to IDT.

Post-Closing Covenants of Liberty:	The definitive agreements will contain the following post-Closing covenants of Liberty, which will apply until the earlier of the Exercise Date or the fifth anniversary of the Closing Date:

•
Liberty will use good faith commercially reasonable efforts to operate the businesses of IDT Media and its subsidiaries in such a manner so as to maximize the value of IDT Media and its subsidiaries; provided, however, that such covenant will not be deemed to create any obligation or commitment on the part of Liberty or any of its affiliates to fund or authorize spending of funds for any such businesses in any particular amounts and will not be deemed to require Liberty to proceed with any proposal or business plan to start or acquire any new business (including, without limitation, a business engaged in the acquisition, development, production and distribution of live-action motion pictures), to continue or expand any existing business (including, without limitation, proceeding with any currently contemplated CG animated feature film or “greenlighting” any such film), or to take or refrain from taking any action in connection with the operation of such businesses so long as Liberty acts commercially reasonable in good faith in making any decision with respect thereto;

•	Liberty will cause one individual nominated by IDT to be elected to the board of directors of IDTE and, if requested, IDT Media, which nominee will initially be Howard Jonas;

•
Liberty will provide IDT with quarterly unaudited and annual audited consolidated financial statements of IDT Media and its subsidiaries and copies of such other reports and materials as are prepared for the board of directors of IDT Media and IDTE;

•
Liberty will not, and will not permit any of its affiliates (other than IDT Media or any subsidiary of IDT Media) to, make a loan to IDT Media or any subsidiary of IDT Media at a rate of interest exceeding LIBOR plus 4% per annum, compounded quarterly;

•
Liberty will not, and will not permit any of its affiliates (other than IDT Media or any subsidiary of IDT Media) to, enter into any arrangement to sell, lease or otherwise transfer any property to, or purchase, lease or otherwise acquire any property from, or provide services to or obtain services from, or otherwise engage in any other transactions with, IDT Media or any of its subsidiaries, except for (i) transactions at prices and on terms and conditions not less favorable as a whole to IDT Media and its subsidiaries than could be obtained on an arm’s-length basis from unrelated third parties, as determined by the board of directors of IDT Media in its reasonable judgment, (ii) transactions solely between or among IDT Media and its subsidiaries, (iii) loan transactions on terms permitted as described above, (iv) distributions by IDT Media with respect to its capital stock that consist solely of capital stock of IDT Media or that are taken into account in any subsequent determination of Net Equity Value for purposes of determining the Contingent Amount, (v) for so long as IDT Media is wholly owned by Liberty and any of its affiliates, issuances by IDTE of its capital stock, and (vi) the agreement to be entered into by Starz and IDTE as contemplated by this Term Sheet; and

•
IDT will have reasonable access rights during normal business hours with reasonable advance notice to the book and records and appropriate personnel of IDT Media and its subsidiaries solely for the purpose of and to the extent necessary to confirm the accuracy of the calculation of the Contingent Amount.

•	Promptly after the Closing, subject to the approval of the board of directors of Liberty, Liberty will establish an equity incentive plan for certain employees of IDTE and its subsidiaries.

Noncompetition and Nonsolicitation:
From the date of this Term Sheet and until the earlier of (i) the fifth anniversary of the Closing Date and (ii) one year after the Exercise Date, IDT and its subsidiaries will not (a) engage in the business of development, production or distribution of CG animated feature films or live-action motion pictures for theatrical distribution or the distribution of content by VHS or DVD (except (X) by virtue of the ownership by IDT of IDT Media and its subsidiaries from the date of this Term Sheet to the Closing Date and (Y) for distribution of content by VHS or DVD targeted to ethnic markets in locations that are within or similar to the locations comprising the distribution network of IDT and its subsidiaries (other than IDT Media and its subsidiaries) on the date of this Term Sheet and that are not competitive with the existing distribution network of the Anchor Bay Group as defined in the Credit Group Financial Statements) or (b) solicit for employment any employee of IDT Media or its subsidiaries, which restriction shall not include general solicitations not directed at a particular employee or class of employees of IDT Media or its subsidiaries.

Outside Date:
If the Closing has not occurred on or before July 31, 2006 or such other date as Liberty and IDT may agree (the “Outside Date”), either party may terminate the Transaction by written notice to the other, provided that neither party may terminate the Transaction pursuant to this sentence if the failure of the Transaction to be consummated on or before the Outside Date resulted from a material breach of this Term Sheet by such party.

Finders:	Each of Liberty, on the one hand, and IDT, on the other hand, will indemnify the other for any broker’s fee or other type of finder’s fee for which the originating party may be responsible.

Expenses:	Except as set forth herein, each party will pay all of its respective costs and expenses relating to the Transaction. Liberty and IDT will each pay one-half of any filing fees under the HSR Act.

Timing:
The parties will use reasonable good faith efforts to conclude the negotiation and execution of definitive documents, the receipt of required or desirable third party or governmental consents and the Closing, all as expeditiously as reasonably appropriate.

Confidentiality:
This Term Sheet, and any documents or information supplied by IDT in connection with the transaction contemplated hereby, is subject to the terms of the nondisclosure agreement entered into between Liberty and IDT dated October 24, 2005.

Governing Law and Venue:
This Term Sheet, and the other agreements to be entered into by the parties, shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without regard to conflicts of law. The parties agree that should any suit, action or proceeding arising out of this Term Sheet, or any of the other agreements between the parties, be instituted by any party hereto, such suit, action or proceeding shall be instituted only in a court in the State of Delaware, and for such purpose, each of the parties consents to the in personam jurisdiction of any court in the State of Delaware and waives any objection to the venue of any such suit, action or proceeding.

Publicity:
The parties shall consult with each other before issuing any press release or making any public statement with respect to this Term Sheet, or the transactions described herein, and no party shall issue any such press release or make any such public statement without the prior written consent of the other party, unless any such disclosure is otherwise required by law (including applicable regulations of the New York Stock Exchange and the NASDAQ National Market). Promptly after the execution and delivery of this Term Sheet, IDT and Liberty will issue a joint press release in the form attached as Exhibit D.

Assignment:
This Term Sheet is not transferable or assignable by either party; provided that any party may assign its rights and obligations to a wholly-owned subsidiary of such party; provided further, however, that such assignment shall not relieve the assigning party from its obligations hereunder.

WAIVER OF JURY TRIAL:
TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS TERM SHEET AND THE CONTEMPLATED DEFINITIVE DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS TERM SHEET OR SUCH DEFINITIVE AGREEMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH.

IN WITNESS OF THE FOREGOING, the respective parties have caused this Term Sheet to be executed as of the date first above-written.

IDT CORPORATION

By: /s/ Morris Lichtenstein
Name: Morris Lichtenstein
Title: COO

LIBERTY MEDIA CORPORATION

By: /s/ Mark Carleton
Name: Mark Carleton
Title: Senior Vice President